Exhibit 99.1

Capital and Business Alliance Formed Between MEDIROM MOTHER Labs and

NFES Technologies

NFES Group Selected as Lead Investor in Series A Round Valued at 9 Billion Yen

MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; CEO: Koji Eguchi; listed on Nasdaq, NASDAQ: MRM; hereinafter “MEDIROM”) announces that its subsidiary MEDIROM MOTHER Labs Inc. (Headquarters: Minato-ku, Tokyo; CEO: Yoshio Uekusa; hereinafter “MOTHER Labs”), has formed a capital and business alliance with NFES Technologies Inc. (Headquarters: Matsue City, Shimane Prefecture; CEO: Keita Adachi; hereinafter “NFES Group”), a subsidiary of NFES Inc. (Headquarters: Matsue City, Shimane Prefecture; CEO: Keita Adachi).

As part of this alliance, NFES Group has agreed to participate as the lead investor in MOTHER Labs’ Series A financing round, which values MOTHER Labs at 9 billion yen on a pre-money basis. The Series A shares will be issued to NFES Group as a third-party allotment.

◾️Background of the Capital and Business Alliance

The NFES Group is committed to creating a world where individuals can passionately pursue what they love. They resonate with MOTHER Labs’ dedication to global challenges as a Japanese company and the concept behind the MOTHER Bracelet, a recharge-free smart tracker designed to monitor people’s health. This shared vision led to the capital and business alliance, with the aim of collaborating with MOTHER Labs to promote the MOTHER Bracelet and support the health of people worldwide.

◾️Future Initiatives

We have concluded a distributorship agreement for MOTHER Bracelet, the recharge-free smart tracker developed by the MEDIROM group, and MOTHER Gateway, MEDIROM’s telecommunication device which exclusively enables data generated by MOTHER Bracelet to be sent to our proprietarily developed remote monitoring system, and will introduce these products to companies in the nursing care, transportation, and manufacturing industries and promote their introduction through collaborations with financial institutions and sales partners allied with NFES Group.

In addition, MOTHER Labs will also collaborate with Hyakkaten.com (a regional department store e-commerce mall operated by NFES Group) to conduct general sales through department stores and e-commerce sites nationwide.

With NFES Group participating as the lead investor in this Series A round, we anticipate attracting additional investors, allowing us to secure the necessary funds for MOTHER Labs’ business expansion and facilitating the company’s further business development.

◾️Sales Structure

The NFES Group has established a new company, NFES Technologies Inc., specializing in sales of MOTHER Bracelet and plans to expand sales both domestically and internationally as the designated main distributor of MOTHER Bracelet products.

Forward-Looking Statements Regarding MEDIROM and MOTHER Labs

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

•	MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
•	MEDIROM’s and NFES Group’s ability to collaborate in the anticipated manner and on the expected terms;
•	MOTHER Labs’ ability to secure additional investors in its Series A financing round on acceptable terms, or at all;
•	changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
•	MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare

Segment;

•	the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
•	MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
•	MEDIROM’s ability to raise additional capital on acceptable terms or at all;
•	MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
•	changes in consumer preferences and MEDIROM’s competitive environment;
•	MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
•	the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■MEDIROM MOTHER Labs Inc.

MEDIROM MOTHER Labs Inc., a subsidiary of MEDIROM Healthcare Technologies Inc., primarily focuses on the health tech sector. The company’s core activities include the “Specific Health Guidance Program” offered through the “Lav” health application and development and sales of the 24/7 recharge-free MOTHER Bracelet smart tracker. The tracker’s popularity raised a record-breaking 56.1 million yen on the Japanese crowdfunding platform “Makuake”. By leveraging the features of the recharge-free MOTHER Bracelet, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

・Company Overview

Company Name: MEDIROM MOTHER Labs Inc.

Headquarters: Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo

Representative: Kouji Eguchi, Yoshio Uekusa

Establishment: July 2023

Business Area: Health Tech Business / Device Business / Software Services

■About MEDIROM Healthcare Technologies Inc.

・Company Overview

Company Name: MEDIROM Healthcare Technologies Inc.

Listed Market: NASDAQ

Ticker Symbol: MRM

Headquarters: Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo

CEO/Founder: Kouji Eguchi

Establishment: July 2000

URL: https://medirom.co.jp/en

◾️About NFES Technologies Inc.

NFES Technologies Inc. is a health tech company established as a subsidiary of NFES Corporation, which develops creative business. The company will develop its business centered on sales and system linkage of the MOTHER Bracelet smart tracker, which requires no recharging 24 hours a day, 365 days a year, and the MOTHER Gateway telecommunication device.

Company name: NFES Technologies, Inc.

Head Office: Shimane Bank Head Office Building 11F, 484-19 Asahi-cho, Matsue City, Shimane Prefecture

Representative: Keita Adachi, CEO

Establishment: July 2024

Business: Health tech business

URL: https://nfes-tech.com

◾️About NFES Inc.

Company name: NFES Inc.

Head Office: Shimane Bank Head Office Bldg. 11F, 484-19 Asahi-cho, Matsue City, Shimane Prefecture

Representative: Keita Adachi, CEO

Establishment: May 2022

Business description: Creative business

URL: https://nfes.fun